Filed Pursuant to Rule 424(b)(5)

Registration No. 333-235327

PROSPECTUS SUPPLEMENT

(to Prospectus Supplement dated June 9, 2021

to Prospectus dated December 13, 2019)

Purple Biotech Ltd.

Up to $21,000,000

American Depositary Shares representing Ordinary Shares

This prospectus supplement amends and supplements the information in the prospectus, dated December 13, 2019, filed with the Securities and Exchange Commission as a part of our registration statement on Form F-3 (File No. 333-235327), as previously supplemented by our prospectus supplement dated June 9, 2021 (the “Prior Prospectus”), relating to the offer and sale of  American Depositary Shares (“ADSs”), with each ADS representing ten of our ordinary shares, having an aggregate offering price of up to $50,000,000 from time to time, pursuant to the Open Market Sale AgreementSM (the “Sales Agreement”) we previously entered into with Jefferies LLC (“Jefferies”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

To date, we have sold an aggregate of 126,160 ADSs in accordance with the Sales Agreement under the Prior Prospectus for aggregate gross proceeds of approximately $0.6 million. We are filing this prospectus supplement to amend the Prior Prospectus because we are now subject to General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prior Prospectus are a part. After giving effect to these limitations and the current aggregate market value of our outstanding ordinary shares held by non-affiliates, or public float, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell ADSs having an aggregate offering price of up to $21,221,340 under the Sales Agreement, which amount is in addition to the ADSs that we have sold to date in accordance with the Sales Agreement under the Prior Prospectus. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prior Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

The ADSs are listed on the Nasdaq Capital Market (“NASDAQ”) under the symbol “PPBT.” On March 23, 2022, the last reported sale price of the ADSs on NASDAQ was $3.62 per ADS. Our ordinary shares are also listed on the Tel Aviv Stock Exchange (“TASE”) under the symbol “PPBT.” On March 23, 2022, the last reported sale price of our ordinary shares on the TASE was NIS 10.91, or $3.38 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.231= $1.00).

The aggregate market value of our outstanding ordinary shares held by non-affiliates as of March 23, 2022 pursuant to General Instruction I.B.5 of Form F-3 is $63,664,021, which was calculated based on 175,867,460 of our ordinary shares (which would be represented by 17,586,746 ADSs) outstanding held by non-affiliates and at a price of $3.62 per ADS, the closing price of the ADSs on March 23, 2022. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.5 of Form F-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of ADSs having an aggregate offering price of up to $21,000,000 from time to time through Jefferies.

For any taxable year that we determine that we are a Passive Foreign Investment Company (“PFIC”), we may (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders (as defined in the Prior Prospectus) to make Qualified Electing Fund elections, including providing to shareholders upon request the information necessary for such an election.

Investing in our securities involves risks. See “Risk Factors” on page S-6 of the Prior Prospectus and in the documents incorporated by reference into the Prior Prospectus, and in our most recent Annual Report on Form 20-F and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prior Prospectus for a discussion of the factors you should carefully consider before deciding to purchase our securities.

None of the United States Securities and Exchange Commission, the Israel Securities Authority, any state securities commission or any other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Jefferies

The date of this prospectus supplement is March 23, 2022.